

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

Mr. William J. Lyons
Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburg, Pennsylvania 15276

> **Re: CNX Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 5, 2008**
> **Response letter dated September 29, 2008**
> **File No. 001-32723**

Dear Mr. Lyons:

    We have reviewed your filings and response letter dated September 29, 2008 and
have the following comment. Please provide a written response to our comment. Please
be as detailed as necessary in your explanation. In our comment, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Engineering Comments

Financial Statements, page 59

Other Supplemental Information — Supplemental Gas Data (unaudited), page 93

1.   Your response to our comment number 15 of our September 11, 2008 letter does
      not appear to explain the reason(s) that your actual incurred development costs for
      2007 - $258 million – are identical with the "Development costs incurred,
      previously estimated" line item in the 2007 standardized measure reconciliation
      on page 96. Both of these numbers being identical seems to imply that you
      incurred no development costs in 2007 other than those you had estimated in prior
      years' standardized measure. Please explain why you believe that there should be
      no difference between these two items.

Closing Comments

  Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

  You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director